SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2017
15 REGISTRATIONS BRANCH

17018273

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bank Fund Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

955 W. Main St.
(No. and Street)

Abingdon (City) VA (State) 24210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan R. Weatherly (276) 628-5910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd
(Name – *if individual, state last, first, middle name*)

5101 Vernon Avenue South (Address) Edina (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aWB

OATH OR AFFIRMATION

I, J. Wade Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN DAVID BAKER
NOTARY PUBLIC
REG. #7675734
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCT. 31, 2020

BANK FUND EQUITIES, INC.

Financial Statements and
Supplementary Information

December 31, 2016 and 2015

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bank Fund Equities, Inc.
Abingdon, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Bank Fund Equities, Inc. which comprise the statement of financial conditions as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the **Public Accounting Oversight Board ("PCAOB")**. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to the auditing procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 28, 2017

BANK FUND EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 46,406	$ 49,100
Commissions receivable	1,374	3,168
Prepaid expense	3,409	3,776
Total Current Assets	51,189	56,044
Total Assets	$ 51,189	$ 56,044
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,000	$ 4,023
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	25,543	25,543
Retained earnings	23,641	26,473
	49,189	52,021
Total Liabilities and Stockholders' Equity	$ 51,189	$ 56,044

See accompanying Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Commissions	$ 50,584	$ 61,382
TOTAL REVENUES	50,584	61,382
GENERAL AND ADMINISTRATIVE EXPENSES		
Regulatory fees and expenses	1,330	4,040
Education	2,530	3,128
Insurance	22,353	19,079
Rent	18,000	18,000
Professional fees	6,001	10,951
Other	3,367	3,964
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	53,581	59,162
INCOME (LOSS) FROM OPERATIONS	(2,997)	2,220
OTHER EXPENSE		
Interest expense	165	(624)
NET INCOME (LOSS)	$ (2,832)	$ 1,596

See accompanying Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 5	$ 25,543	$ 28,465	$ 54,013
Net income			1,596	1,596
Distributions to shareholders			(3,588)	(3,588)
Balance, December 31, 2015	5	25,543	26,473	52,021
Net loss			(2,832)	(2,832)
Balance, December 31, 2016	$ 5	$ 25,543	$ 23,641	$ 49,189

See accompanying Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (2,832)	$ 1,596
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	1,794	(3,168)
(Increase) decrease in prepaid expense	367	(3,776)
Increase (decrease) in accounts payable	(2,023)	4,023
Net Cash Flows from Operating Activities	(2,694)	(1,325)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to shareholders	-	(3,588)
Net Cash Flows from Financing Activities	-	(3,588)
Decrease in Cash	(2,694)	(4,913)
Cash at Beginning of Year	49,100	54,013
Cash at End of Year	$ 46,406	$ 49,100
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ 165	$ 624

See accompanying Notes to Financial Statements.

Note 1. Organization and Nature of Business

Bank Fund Equities, Inc. (the Company) is an S Corporation that is registered as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation currently operating in Virginia. The Company markets and sells primarily variable annuities and private placement oil and gas investments via independent brokers.

Note 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code, to be taxed as a small business corporation (an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 2. Summary of Significant Accounting Policies - continued

Fair Value
The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 21, 2017.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $44,863, which was $39,863 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 0.0446 to 1.

Note 4. Related Party Transactions

The Company conducts its operations through office facilities provided by a related party. During the fiscal year ended December 31, 2016, Bank Fund Equities, Inc. paid a total of $18,000 to the related entity for rent.

BANK FUND EQUITIES, INC.
SCHEDULE 1, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

NET CAPITAL		
Stockholders' Equity	$ 49,189	
Additions:		
Subordinated loans		
		$ 49,189
Deductions:		
Non-allowable items:		
Receivables	917	
Prepaid expenses	3,409	
		4,326
Net Capital		$ 44,863
BASIC CAPITAL REQUIREMENT		
Net capital		$ 44,863
Minimum net capital required		5,000
Excess Net Capital		$ 39,863
AGGREGATE INDEBTEDNESS		$ 2,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.46%

There is no difference between the Company's computation of net capital per the December 31, 2016 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

BANK FUND EQUITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 (EXEMPTION)

As Of December 31, 2016 and 2015

No computation of reserve requirements has been made because Bank Fund Equities, Inc. claims exemption pursuant to paragraph (k)(2)(i) because the Company does not carry customers' accounts on its books.

BANK FUND EQUITIES, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 (EXEMPTION)

As Of December 31, 2016 and 2015

No information relating to possession or control requirements has been made because Bank Fund Equities, Inc. claims exemption pursuant to paragraph (k)(2)(i) because the Company does not carry customers' accounts on its books.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bank Fund Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bank Fund Equities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Bank Fund Equities, Inc. stated that Bank Fund Equities, Inc. met the identified exemption provisions throughout the period of January 1, 2016 to December 31, 2016 without exception. Bank Fund Equities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bank Fund Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 28, 2017

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

bank fund equities, inc.
955 W. Main St | Abingdon, VA 24210 | (276) 628-5910 | Fax: (276) 623-1593

February 21, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bank Fund Equities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Bank Fund Equities, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Bank Fund Equities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all for the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.
- Bank Fund Equities, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016, without exception.
- Bank Fund Equities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Bank Fund Equities, Inc.

By: J. Wade Lopez

Title: J. Wade Lopez, President & CEO

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Shareholders and Management
Bank Fund Equities, Inc.
Abingdon, Virginia

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. as of and for the year ended December 31, 2016, in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), we considered the entity's internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to fraud or error may occur and not be detected by such controls. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

Significant Deficiencies
We consider the following deficiencies in the entity's internal control to be significant deficiencies:

Segregation of Duties
A good system of internal control provides for a proper segregation of the accounting functions. Bank Fund Equities, Inc. does not have adequate segregation of duties, due primarily to the limited size of Bank Fund Equities' staff. Inherently, with entities of the size of Bank Fund Equities and limited number of employees, dual control is not always practical. It is the responsibility of the members and management to annually review the effectiveness of the internal control system, and determine which controls will be cost beneficial and what level of risk is acceptable.

In order to achieve segregation of duties, individuals with control and custody over the Company's assets

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

should not have responsibility for approving and authorizing financial transactions. The Accountant for the Company is responsible for recording all cash activity and is also responsible for reconciling accounts to the general ledger and bank statements. The Accountant also posts all journal entries to the Company's accounting system without any formal authorization or review process of the journal entry transactions.

The Company has implemented compensating controls such as review of reconciliations and activity my other members of management. Management should continue to consistently and appropriately apply the oversight and review procedures currently in place.

This report is intended solely for the information and use of the members, management, and others within the entity, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 21, 2017

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1386252 (Please retain this number for further inquiries regarding this form)
Submitted By: jweatherly
Submitted Date: Wed Mar 01 11:20:52 EST 2017

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. **For more information on these requirements, see SEC Release No. 34-70073 available at** http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*		PCAOB #*	
Ellingson & Ellingson, Ltd		3923	
Auditor Address - Street*	City*	State*	Zip Code*
5101 Vernon Avenue South	Edina	MN	55436

Auditor Main Phone Number*

952-929-0315

Lead Audit Partner Name*

Rick Ellingson

Lead Audit Partner Direct Phone Number*

952-929-0315

Lead Audit Partner Email Address*

rick@ellingsoncpas.com

FYE: 2016-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** See Annual Audit Notice Information above.

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND**

Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☑ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Audit Report - 2016.pdf 336005 bytes